SMIC Establishes the First 12 inch CIS Supply Chain in China

SHANGHAI, June 24, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced that the first 12” color filter & micro lens array production line in mainland China has been completed and put into production by Toppan SMIC Electronics (Shanghai) Co., Ltd. (“TSES”), a joint venture of SMIC and Toppan Printing Co., Ltd. (“Toppan”). Combined with SMIC’s 12” CMOS Image Sensor (CIS) wafer production line, a new 12” CIS supply chain will be established in China.

The color filter & micro lens array are important middle-end processes for manufacturing CIS which are widely used in electronic products with image processing functions such as camera phones, digital cameras, and car cameras. To meet the demand of fast-growing consumer electronics market for digital image products with high definition and miniaturization, and provide customers highly integrated and more powerful CIS products, SMIC and TSES planned the 12” color filter & micro lens array production line together to connect the front-end and middle-end of CIS manufacturing supply chain. It will help IC design customers reduce transportation and other intermediate costs, and shorten the production cycle and time to market. With equipment installation completed, TSES 12” production line has started production for customer engagement.

“Building a 12” color filter & micro lens array production line is an pivotal step for SMIC to create IC manufacturing supply chain and implement differentiated strategy,” said Dong Cui, executive vice president of SMIC Investment and Strategic Business Development. “With SMIC’s front-end 12” CIS wafer manufacturing line in volume production and existing domestic back-end package capacity, SMIC will build the first complete 12” CIS supply chain in China covering all the processes of front-end, middle-end and back-end to support customers with differentiated offerings and a convenient one-stop service.”

“TSES, invested jointly by SMIC and Toppan, is the first company in China to manufacture and sell color filter and micro lens array used for CIS. Its 8” production line has been put into volume production for many years. The new 12” production line will further extend SMIC and TSES’s business scopes,” said Mike Rekuc, executive vice president of SMIC Worldwide Sales and Marketing. “In combination with TSES’s color filter and micro lens array technologies transferred from Toppan, and SMIC’s matured front-end CIS process technologies and services, we are committed to build the most suitable supply chain in meeting customers’ and markets’ demands.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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SMIC Contact Information:

English Media

Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media

Angela Miao
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Email: Angela—Miao@smics.com